[Letterhead of GigaMedia Limited]





                                                     September 5, 2006






VIA FACSIMILE AND EDGAR
-----------------------

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549



       RE:   GigaMedia Limited (File No. 000-30540)
             Form 20-F for the Fiscal Year Ended December 31, 2005 Form 6-K Filed on March 24, 2006
             Form 6-K Filed on May 17, 2006
             ------------------------------

Dear Ms. Collins:

     On behalf of GigaMedia Limited, a company limited by shares, incorporated under the laws of the Republic of Singapore (the "Company"), set forth below are the Company's responses to the comments of the staff of the Securities and Exchange Commission (the "Staff") to the above-referenced Form 20-F (the "2005 20-F") and Forms 6-K of the Company set forth in your letter dated July 20, 2006 (the "Comment Letter"). For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company. As per the telephone conversation of Alec P. Tracy, Esq. of Skadden, Arps, Slate Meagher & Flom LLP with Ms. April Coleman, the

Ms. Kathleen Collins
September 5, 2006
Page 2 of 38



Company will file an amended Form 20-F reflecting these comments once all comments are resolved.

Form 20-F for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Report of Independent Registered Public Accounting Firm, page F-2
-----------------------------------------------------------------

1. We note that the audit report dated May 26, 2005 and covering the fiscal years ended December 31, 2004 and 2003 does not specify the audit firm who performed the audit, nor is it signed. Revise to include a signed audit report pursuant to Article 2.02 of Regulation S-X.

         The Company's 2004 and 2003 financial statements were audited by PricewaterhouseCoopers. The Company, in its filing, inadvertently omitted the signature of PricewaterhouseCoopers' from its audit report and will amend its Form 20-F to include a signed audit report.

2. We note that your auditors GHP Horwath, P.C. are located in Colorado. It appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in Taiwan. Please tell us how the audit of the operations in Taiwan, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

          o Whether another auditor was involved in the audit of the Taiwanese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of U.S. GAAP and PCAOB standards.

          o Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Taiwan.

          o The percentage of your total assets, liabilities, revenues and expenses of operations located in Taiwan that the other auditor, if any, audited for each period presented.

Ms. Kathleen Collins
September 5, 2006
Page 3 of 38



         The Company's auditors, GHP Horwath, P.C., are a member firm of Horwath International, an international association of public accounting firms specializing in international accounting and auditing with approximately 120 member firms in 85 countries and represented by approximately 19,200 partners and professional employees. As such, it is the 8th or 9th largest international association of public accounting firms in the world. GHP Horwath has been involved in auditing international companies since 1990, is registered with the Public Company Accounting Oversight Board (PCAOB) and is a member of the AICPA Center for Public Company Audit Firms. In completing their audit, the Company understands that GHP Horwath utilized the services of Horwath & Company, Taichung, Taiwan, a firm registered with the PCAOB. Additionally, GHP Horwath utilized the services of Horwath Appel in Montreal, Canada, also registered with the PCAOB, as the Company's entertainment software business is located in Montreal and Massachusetts. Both firms worked under the direct supervision of GHP Horwath. The Company's initial audit contact was with Donald Pangburn, a director (partner) in GHP Horwath. Prior to GHP Horwath being engaged as auditors, Mr. Pangburn came to Taiwan and met with the Company's audit committee and, together with two partners of Horwath & Company, Taichung, met with the Company's prior auditors and reviewed their 2004 work papers.

         The Company understands that standardized audit forms and procedures from the GHP Horwath audit manual were provided to the other auditors involved in its audit and their completion was monitored by the GHP Horwath audit team. The Company was informed that the audit programs were all prepared by GHP Horwath. During the portion of the audit in which Horwath & Company, Taichung assisted GHP Horwath, a Chinese-speaking manager from GHP Horwath came to Taiwan and worked closely with the Horwath Taiwan firm to supervise the audit in process. Additionally, during the audit, the senior manager on the engagement from GHP Horwath came to Taiwan where he supervised audit work in process. The senior manager also spent time during the audit in Montreal supervising audit work being performed under GHP Horwath's instructions by Horwath Appel.

         The Company understands that both non-U.S. firms which assisted GHP Horwath in the Company's audit have been involved in international engagements, and that both firms have had training and

Ms. Kathleen Collins
September 5, 2006
Page 4 of 38



          experience in applying U.S. GAAP as well as international accounting standards. Furthermore, as discussed above, the Company understands that all audit programs were developed by GHP Horwath, and during the audit GHP Horwath provided detailed supervision to the firms assisting them with the audit. Thus, all of the assets, liabilities, revenues and expenses of the Company were audited by GHP Horwath.


Consolidated Statements of Operations, page F-5
-----------------------------------------------

3. Tell us how you considered the guidance in Rule 5-03 of Regulation S-X which states that costs and expenses applicable to sales and revenues as described under Rule 5-03.2 shall be combined in the same manner as revenues. Also describe the types of expenses included under the caption 'operating expenses'. [OK -KAC]


         The Company acknowledges that it did not provide a breakdown of costs applicable to sales and revenues as described under Rule 5-03.2 in the Financial Statements filed as part of its Form 20-F. However, the Company believes the differences obtained by breaking down costs by revenue streams versus the information on costs originally provided in the MD&A section under Item 5 in its 20-F filing on pages 53-56 are immaterial. The following table presents a breakdown of the costs by revenue stream pursuant to Rule 5-03.2 for the years 2003-2005:



-------------------------------------------------------------------------------------------------------
(in US$ thousands, except         2003          %          2004          %         2005         %
percentage figures)
-------------------------------------------------------------------------------------------------------
Cost of software licensing         NA           NA         1,592        9.9        3,327       19.1
and online entertainment
revenues
-------------------------------------------------------------------------------------------------------
Cost of Internet access
revenues                         15,344        95.2       14,093       87.5       13,794       79.4
-------------------------------------------------------------------------------------------------------
Cost of other revenues              771         4.8          424        2.6          262        1.5
-------------------------------------------------------------------------------------------------------
Total                            16,115         100       16,109        100       17,383        100
-------------------------------------------------------------------------------------------------------




         Going forward, the Company undertakes to segregate costs applicable to each major type of revenues in its statement of

Ms. Kathleen Collins
September 5, 2006
Page 5 of 38



          operations in the same manner it discloses revenues to ensure full compliance with Rule 5-03.2.


Note 1.  Business Overview, Basis of Presentation and Summary of Significant
----------------------------------------------------------------------------
Accounting Policies
-------------------

Revenue Recognition, page F-10
------------------------------

4. Disclosure under Item 4 indicates that during the periods covered by this annual report you derived revenues from a variety of sources, including the sale of broadband internet access and related services and sales of music media through your retail music business. Describe in detail your revenue recognition policy for each type of product and service that you sell. Clearly indicate the timing and measurement of revenue from each type of earnings activity. Identify the elements included in each type of sales transaction and describe how you've considered the guidance in EITF 00-21 in accounting for any multiple-element arrangements.

         The Company's revenue recognition policies are as follows:

         Software licensing and online entertainment revenues: The Company recorded revenues from its entertainment software business from licensing its software and providing support services. These revenues are recognized monthly as a fixed percentage of the licensee's gross receipts. The results of Ultra Internet Media, S.A. ("UIM"), the licensee, have been incorporated into the Company's 2004 and 2005 consolidated financial statements. Therefore, software licensing and support services revenues the Company received from UIM have been eliminated in consolidation.

         UIM earns revenues by providing and promoting online games of skill and chance. Specifically, UIM operates online casino destinations in which players place bets against the house. UIM also operates an online multi-player poker platform in which players place bets among themselves and UIM charges a small transaction fee in each game played. As a result, elements of UIM's revenues are net house win and transaction fees. Revenues derived from the Company's online casino destinations are recognized upon the time games are played and are net of player winnings. Player account balances are presented as current liabilities, which are first accrued for in full upon the receipt of player deposits, and increased / decreased based on

Ms. Kathleen Collins
September 5, 2006
Page 6 of 38


          player activities, including player wins or losses, withdrawals and refunds. Transaction fee revenues derived from the Company's online multi-player poker platform are recognized as services are provided.

         Internet access revenues: The Company recorded Internet access revenues from cable modem Internet access services and from its asymmetrical digital subscriber line ("ADSL") business, which it sold in May 2006. Such revenues are recognized for the period in which the service is performed, if no significant Company obligations remain and collection of the receivables is reasonably assured. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. The Company records any such advanced payment receipts as other current liabilities on the balance sheet and amortizes such revenues over the subscription period.

         Other revenues: Other revenues consist of subscription revenues on value-added services and sales of other Internet access-related products generated from the Company's broadband ISP business, which are recognized when services are provided or products are delivered. Furthermore, in connection with the provision of its broadband ISP services, the Company also recognizes rental income from the lease of Internet access-related equipment to its subscribers. Such rental income is recognized over the same period as the access service is rendered and is reported under the "Other Revenues" caption due to immateriality.

         Discontinued operations:
         ------------------------

         For 2004 and 2003, a significant portion of the Company's revenues were generated from retail sales of music merchandise comprised of pre-recorded music (including compact discs and audio cassettes), video (including DVD and pre-recorded videocassettes), video games and other complementary products (including electronics, accessories, blank tapes and CD-Rs). Revenues from these retail sales were recognized at the point of sale to the consumer, at which time payment was tendered. Company policy was to not accept sales refunds or exchanges.


         The Company disposed of its music distribution business in September 2005, and as a result has classified the income from these revenue-generating activities as part of discontinued operations.

Ms. Kathleen Collins
September 5, 2006
Page 7 of 38



         Evaluation of EITF 00-21:
         -------------------------

         The Company has considered the guidance in EITF 00-21 in accounting for any multiple-element sales arrangements, which states in paragraph 9 of EITF 00-21 that "in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria have been met:

               a. The delivered item(s) has value to the customer on a stand-alone basis. That item(s) has value on a stand-alone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a stand-alone basis. In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

               b. There is objective and reliable evidence of the fair value of the undelivered item(s).

               c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor."

         Online entertainment services and products:
         -------------------------------------------

         With regard to UIM's operation of online games of skill and chance, the Company believes that there is only one element to all revenue transactions. End users download and install the software on their personal computers for free and the Company's revenues are generated only when end users decide to participate in real-money transactions. Revenues are recognized as end users play the games that are available in the software. Given the fact that the Company's deliverables contain software and non-software elements, under paragraph 4(a) of EITF 00-21, the total arrangement fee should be allocated between elements within the scope of SoP 97-2, "Software Revenue Recognition," ("SoP 97-2"), the authoritative higher-level accounting literature, and non-SoP 97-2 elements. Based on the guidance provided in EITF 03-5, "Applicability of SoP 97-2 to Non-Software Deliverables in an Arrangement Containing More Than Incidental Software," the Company believes the functionality of its online gaming services is dependent upon the software-related elements to function and the software-related elements are more than

Ms. Kathleen Collins
September 5, 2006
Page 8 of 38



         incidental to the online gaming service as a whole. Thus, the Company considers the non-software element is within the scope of SoP 97-2. Pursuant to the requirements of SoP 97-2, the total arrangement fee should be allocated to each element based on vendor-specific objective evidence ("VSOE") of fair value, which is limited to the following:

               -   The price charged when the same element is sold separately;
                   and

               - For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace.

         On the basis that the Company's online gaming service is inseparable from the software-related element and it does not sell each element separately, management does not believe there is VSOE of fair value for the software-related and non-software related elements. Paragraph 12 of SOP 97-2 states that if VSOE of fair value does not exist for all elements in an arrangement, all revenue should be deferred until all items are delivered or until VSOE of fair value exists. Paragraph 12 provides certain exceptions including cases where the only undelivered element is service that does not involve significant production, modification, or customization of software, in which case all revenue is recognized over the period when the service is provided. As the Company's online gaming services do not involve significant production, modification, or customization of the free download gaming software, the Company applies the exception provided in paragraph 12 and recognizes gaming revenue over the period when players play the Company's online games. Going forward, the Company intends to clarify this in its accounting policy.

         Internet access services and products:
         --------------------------------------

         With respect to its Internet access business, the Company generates revenues primarily from provision of ADSL broadband access services and cable modem-based broadband access services to retail customers, and dedicated Internet access services to corporate customers. Customers may choose between these services, which

Ms. Kathleen Collins
September 5, 2006
Page 9 of 38



         are not bundled together as a group of broadband services within one contract.

         The Company's ADSL access services do not include installation services or sale of related hardware/equipment. All revenues are derived from the provision of broadband Internet access through ADSL technology. Since there are no multiple deliverables, the Company does not believe there is a multiple element issue to accounting for related revenues.

         As part of its cable modem access services, the Company also provides cable modem equipment to its subscribers. All of the cable modems it provides are on an operating lease basis. The rental service is bundled with the access service contract. To facilitate the provision of cable modem Internet access services, the Company normally does not charge its subscribers a rental fee for the cable modems and such practice is commonly adopted in the market place. Under paragraph 4(a)(ii) and footnote 3 of EITF 00-21, the lease of a cable modem is subject to FAS 13, "Accounting for Leases," the authoritative higher-level accounting literature, while the remaining non-FAS 13 deliverable(s) are subject to EITF 00-21 accounting. Pursuant to EITF 00-21, the contract considerations shall be allocated among/between the FAS 13 deliverable and the non-FAS 13 deliverable(s) based on their relative fair values. On the basis that the Company has not entered into any other agreement pursuant to which it leases its cable modems on a separate basis and no other vendor provides the rental services on a stand-alone basis, there is consequently no readily available fair value for the cable modem rental services in the market place.

         The Company therefore used its best estimate to determine the fair value of the rental services and it believes such amount is minimal for allocation purposes. This is based on the facts that (1) neither the Company nor other vendors charge a cable modem rental fee and (2) the purchase price of a single modem from 2003 through 2005 approximated US$40 and each modem has an economic useful life of 5 years. From a customer's perspective, and disregarding the time value of money, the benefit received from the cable modem rental services each year is only US$8 (US$40/5 years) and on an aggregate basis, the fair values in 2003, 2004 and 2005 are US$238,184, US$183,292 and US$153,280,
         respectively, which are calculated based on the average number of cable modem subscribers

Ms. Kathleen Collins
September 5, 2006
Page 10 of 38



          in each year and the benefit received by each cable modem subscriber per year as a result of the rental services (i.e., US$8 per subscriber per year). The Company believes such amounts are immaterial for allocation purposes as they only represented 1.3 percent, 0.9 percent and 0.7 percent of Internet access revenue in 2003, 2004 and 2005, respectively. Furthermore, the allocation would not affect the total revenue presentation as revenues from the monthly rental of cable modems would be recognized over the same period as the access service is rendered. The Company therefore does not allocate the FAS 13 deliverable separately from the total contract considerations.

          The only non-FAS 13 deliverable in the Company's cable modem Internet access service is Internet access services, which does not constitute multiple elements warranting separate accounting under the requirements of EITF 00-21. On an occasional basis, the Company also sells cable modems which are deemed obsolete to certain system operators, which are not the Company's subscribers, as a way of salvaging residual value of the Company's obsolete cable modem inventory. Such sales are negligible in comparison to the Company's total revenues for each of the fiscal periods presented in the 2005 20-F (2005 - 0.009 percent, 2004 - 0.001 percent, 2003 - 0.009 percent). Since the sale of obsolete cable modems to non-subscribers and the provision of Internet access services are not bundled and are to different customers, the Company does not believe there is a multiple element issue to accounting for related revenues.

          The Company also provides a variety of value-added services, including premium email, web storage space, and online photo albums, etc. to its retail customers for a subscription fee. Customers may choose among these value-added services, which are not bundled together as a group of services within one contract, nor bundled with any of the Company's broadband access services. Revenue is recognized on a straight-line basis over the subscription period and is reported under the "Other Revenues" caption. Such revenues are negligible in comparison to the Company's total revenues for each of the fiscal periods presented in the 2005 20-F (2005 - 0.32 percent, 2004 - 0.76 percent, 2003 - 1.98 percent). Since there are no multiple deliverables, the Company does not believe there is a multiple element issue to accounting for its subscription revenues.

Ms. Kathleen Collins
September 5, 2006
Page 11 of 38



         In limited cases, the Company provides certain Internet access-related equipment solutions, such as routers and switches, to its corporate customers on an operating lease basis. Pursuant to paragraph 4(a)(ii) and footnote 3 of EITF 00-21, the Company accounts for the lease under FAS 13 and allocates the contract considerations between the FAS 13 deliverable (the lease equipment), and the non-FAS 13 deliverable (Internet access services) based on its best estimates of the fair values. Such solutions are customer specific and due to the fact that no other vendors provide similar solutions in the market on a stand-alone basis, the Company does not believe objective and reliable evidence of fair value exists. Therefore, the allocation is performed based on management's best estimate. For the non-FAS 13 deliverable, the Company applies EITF 00-21 as discussed in the previous paragraph and does not believe there are multiple units of accounting. For the years 2003 - 2005, total allocated rental revenues arising from the lease of Internet access-related equipment and its percentage as to total revenues are summarized as follows:




--------------------------------------------------------------------------------------------------------------

(in US$, except percentage figures)  2003       % of total    2004      % of total    2005        % of total
                                                revenues                revenues                  revenues
--------------------------------------------------------------------------------------------------------------

Internet access-related equipment    0          0.00          34,063    0.10          37,126      0.08
rental revenue
--------------------------------------------------------------------------------------------------------------


         Such amounts are reported under the "Other Revenues" caption. The Company believes these amounts are immaterial for the purposes of disclosing separately. However, going forward, the Company intends to clarify this in its accounting policy disclosure.


         Additionally, as part of its dedicated Internet access services to its corporate customers, the Company provides nonrefundable activation services to such customers. Such activation services are customer specific and provide dedicated connection to the Company's broadband infrastructure and are, therefore, inseparable from the provision of Internet access service. No other vendors provide such activation services on a stand-alone basis as the connection is dedicated to the Company's broadband infrastructure and the Company's customers cannot resell such activation services as they are customer specific and carry no value to a third party. Therefore, the Company does not believe the activation fee warrants separate unit of accounting treatment as it does not meet the criteria set forth in

Ms. Kathleen Collins
September 5, 2006
Page 12 of 38



         paragraph 9(a) of EITF 00-21. Activation fees are combined with the Company's Internet access revenues as a single unit of accounting and are recognized at the time the Internet access service is activated. However, the Company notes its current accounting for recognizing activation fees is not fully consistent with the guidance provided in the Staff Accounting Bulletins (SAB) Topic 13 which states that "unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate." The impact of deferral of the activation fees on the Company's statements of operations and balance sheets is summarized below.



         Impact on Statements of Operations

        -----------------------------------------------------------------------------------------------
        (in US$, except percentage figures)         2003                2004               2005
        -----------------------------------------------------------------------------------------------

        Impact of deferral of activation fee      (10,366)             3,856               4,988
        -----------------------------------------------------------------------------------------------

        % impact of broadband ISP segment          (0.05%)             0.02%               0.02%
        revenue
        -----------------------------------------------------------------------------------------------

        % impact of total revenue                  (0.05%)             0.01%               0.01%
        -----------------------------------------------------------------------------------------------

        % impact of income (loss) from             (0.11%)             0.31%               0.08%
        continuing operations
        -----------------------------------------------------------------------------------------------

        Cumulative effect of deferral of          (10,366)            (6,510)             (1,522)
        activation fee
        -----------------------------------------------------------------------------------------------

        % impact of income (loss) from             (0.11%)            (0.52%)             (0.02%)
        continuing operations
        -----------------------------------------------------------------------------------------------


Ms. Kathleen Collins
September 5, 2006
Page 13 of 38



         Impact on Balance Sheets

         ----------------------------------------------------------------------

         (in US$, except percentage                   2004            2005
         figures)
         ----------------------------------------------------------------------

         Deferred revenue activation fee             7,183           2,046
         ----------------------------------------------------------------------

         % impact of total liabilities               0.03%           0.02%
         ----------------------------------------------------------------------


         Based on the above quantitative analysis, the Company has determined that the impact of not deferring the activation fees on the Company's broadband ISP segment revenue, total revenue, income from continuing operations and balance sheets is not material. In reaching this conclusion, the Company has considered the guidance provided by SAB Topic 1 M, "Materiality."

         In addition to the above quantitative analysis, from a qualitative perspective, the Company assessed the nine bullet points contained in SAB Topic 1M which address qualitative as well as quatitative considerations in determining materiality. Management believes that only the first bullet point regarding precise measurement is applicable. However, the Company believes that the impact on the balance sheets and statements of operations is not of the magnitude that it is probable that the judgment of a reasonable person relying on the financial statements would have been changed or influenced by revising the accounting for the activation fees. The remaining 8 factors listed in SAB Topic 1M are discussed below:

         o not deferring the activation fees did not mask a change in the Company's earnings or other trends as the amount involved was relatively small;

         o not deferring the activation fees did not hide a failure to meet analysts' expectations as the amount involved was relatively small;

Ms. Kathleen Collins
September 5, 2006
Page 14 of 38



         o not deferring the activation fees did not change a loss into income or vice versa;

         o not deferring the activation fees did not concern a segment of the Company's business that plays a significant role in the Company's operations or profitability as the amount involved was related to the Company's non-core legacy business that has traditionally been unprofitable;


         o not deferring the activation fees did not affect the Company's compliance with regulatory requirements or debt covenant;

         o not deferring the activation fees did not affect the Company's compliance with loan covenants or other contractual requirements;

         o not deferring the activation fees did not have the effect of increasing management's compensation; and

         o not deferring the activation fees did not involve concealment of an unlawful transaction.

         Based on above, the Company does not believe any of the other eight considerations listed in SAB Topic 1M would be triggered and it doesn't believe that revising the accounting for the activation fees would result in a significant positive or negative market reaction. The Company has discussed its conclusions with regard to this matter with its auditors, and they concur with the Company's position.

         Going forward, the Company undertakes to record the activation fees in accordance with SAB Topic 13 beginning in 2006.

         For all of its Internet access service subscribers, including those of its ADSL broadband access services, cable modem-based broadband access services, and dedicated Internet access services, the Company provides troubleshooting and customer support services on a 365-day basis during their subscription period. These services are bundled together with each of the Internet access contracts. The Company does not believe its troubleshooting and customer support services have a stand-alone value to its subscribers. This is based on the following facts: (1) neither the Company nor other vendors charge a fee for these services; (2) no other vendor provides such services on a stand-alone basis, and (3) the Company's subscribers cannot resell these services on a stand-alone basis. Accordingly, the Company believes the troubleshooting and customer support services do not warrant separate unit of accounting under EITF 00-21.

         Discontinued operations:
         ------------------------

Ms. Kathleen Collins
September 5, 2006
Page 15 of 38



         With regard to its music distribution business, the Company generated revenues only from retail sales of music merchandise. Since there were no multiple deliverables, the Company does not believe there is a multiple element issue to accounting for related revenues.


Note 3.  Variable Interest Entity, page F-17
--------------------------------------------

5. We note that the Company determined you were the primary beneficiary of UIM based on your contractual relationship in the software license with this entity. Tell us how you considered the scope exception of paragraph 4(h) of FIN 46R in determining whether such guidance should be applied to the license arrangement. Also, provide us a detailed analysis under FIN 46R that supports your conclusions to consolidate UIM. Are all of UIM's revenues generated from sales of on-line games that are supported by the Company's software license? If not, tell us what percentage of their revenues relate to your software products.

         Evaluation of the scope exception of paragraph 4(h) of FIN 46(R):
         -----------------------------------------------------------------

         The Company considered the scope exception of paragraph 4(h) of FIN 46(R) in determining whether such guidance should be applied to the Company's license arrangement with UIM and also conducted analyses in 2004 and 2005 which led to the consolidation of UIM. The following provides background on this issue and a description of the analyses and conclusions in 2004 which were updated in 2005 with no change to the Company's conclusions.

         Certain founding shareholders (the "Shareholders") owned Grand Virtual and UIM. Grand Virtual developed online gaming software and UIM operated online gaming activities. On March 31, 2004, the Company acquired Grand Virtual through a wholly-owned subsidiary, Cambridge Entertainment Software Limited ("CESL") (previously named GVIL), for US$32.5 million. On March 31, 2004, the Shareholders also sold UIM to an unrelated third party for US$250,000.

         On April 1, 2004, CESL entered into a 10-year software and licensing agreement with UIM relating to the software necessary for UIM to operate its Internet-based entertainment sites. The gaming license held by UIM was considered to have limited value without the associated software now owned by CESL. Pursuant to the agreement,

Ms. Kathleen Collins
September 5, 2006
Page 16 of 38



         CESL is entitled to payments equal to 45 percent of UIM's monthly gross receipts, as payment for (1) the royalty associated with the license and (2) as payment for certain services provided to UIM. UIM does not have the right to terminate this agreement for any reason, however CESL does have the right to terminate the agreement immediately if certain events set forth in the agreement occur, such as untimely payment of royalties payable to CESL, material breach of the agreement by UIM, or if UIM is required to liquidate. The purpose of this non-termination clause was to ensure a constant revenue stream to CESL, as UIM was CESL's only gaming operator at the date the agreement was entered into. The agreement does not carry exclusivity rights such that either party is permitted to engage in other contracts with other gaming operators or gaming software providers.

         The Company has reviewed the scope exceptions of FIN 46(R) that apply to reporting enterprises with variable interests in an entity. As of April 1, 2004, the initial determination date, and the end of each of the reporting periods December 31, 2004 and December 31, 2005, all of UIM's revenues were derived from its online operations using the software licensed from CESL. Furthermore, UIM was CESL's only customer of gaming software in both 2004 and 2005.

         Paragraph 4(h) of FIN 46(R) provides certain scope exceptions for reporting enterprises with variable interests in an entity, which states that an entity that is deemed to be a business under the definition in Appendix C (of FIN 46(R)) need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied):

                  (1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

                  (2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

Ms. Kathleen Collins
September 5, 2006
Page 17 of 38



                The Company believes that certain factors indicate that CESL and UIM do not meet the scope exceptions under the following considerations:

          o For paragraph 4(h)(1), indicators that the reporting enterprise was involved in the design (or redesign) of the entity include input to activities, involving a) capital structure; b) governance structure; or c) operating activities. With regard to c) operating activities, CESL participated significantly in the design of UIM's activities, including its ongoing cash management and marketing programs and its fraud control functions. Thus, the scope exception is deemed not to apply to CESL and UIM.

          o For paragraph 4(h)(2), in order for UIM to be the gaming operator, UIM has to obtain gaming software from certain application software providers. As of December 31, 2004 and December 31, 2005, all of UIM's gaming software were licensed from CESL, which does not meet the scope exception.

               For this reason, the Company believes that UIM falls within the scope of FIN 46(R).


               Detailed analysis under FIN 46(R):


               After considering whether UIM and the Company were within the scope of FIN 46(R), the next step in the Company's analysis was to:

               Determine whether a variable interest exists:
               ---------------------------------------------

               UIM's investors have variable interests through their equity investments. CESL has a contractual arrangement whose fee is based on the changes in UIM's gross receipts. Therefore, the service contract and license agreement is a variable interest. The Company considered the definition of variable interest in paragraph 2 (c) of FIN 46(R):


               "Variable interests in an entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests...."


               Paragraph B4 of FIN 46(R) further states:


               "The identification of variable interests involves determining which assets, liabilities, or contracts create the entity's variability and which

Ms. Kathleen Collins
September 5, 2006
Page 18 of 38



               assets, liabilities, equity, and other contracts absorb or receive that variability. The latter are the entity's variable interests."

               Appendix B of FIN 46(R) includes guidance for evaluating whether a service contract is a variable interest. Since a portion of the fee is for services rendered, that guidance must be evaluated. Since the service contract does not contain cancellation provisions, the arrangement is a variable interest. Additionally, the guidance in paragraph B22 states that if the fees are not commensurate with the level of effort required to provide the service, then the fee is a variable interest. That analysis is evaluated pursuant to the guidance on "commensurate with the level of effort required..." in paragraph B21. That paragraph states that if the fee is "large" compared to the overall return of the entity or "large" in terms of its variability, then the fee is a variable interest. Given the magnitude of the fee (i.e., 45 percent of UIM's gross receipts), the fee certainly participates in a large portion of the expected residual returns. Based on historical records, the margin in UIM's business is 1.2 percent of total gross receipts, the Company considers that the UIM equity investor's ability to receive the residual return is restricted by the agreement and met the criteria set forth in paragraph 5(b)(3) of FIN 46(R) where an entity is subject to consolidation if by design, the holders of the equity investment at risk lack the right to receive residual of the entity, i.e., the investors do not have that right if their return is capped by the entity's governing documents or arrangements with other variable interest holders or the entity.

               UIM's variability is created primarily by the volume of gambling bets made and winnings paid out (i.e., its net revenues) as based on its gaming licenses, its services, and its software rights. CESL and UIM's equity investors stand either to lose or to gain from changes in the value of the gaming business and thus each have a variable interest in the entity.

               Determine whether UIM is a VIE:
               -------------------------------

               To determine whether UIM was a variable interest entity ("VIE"), the Company considered the criteria outlined in paragraph 5 of FIN 46(R). Per paragraph 5(a) thereunder, the equity investment at risk is the fair value of the equity invested in UIM as of the evaluation date. The amount of equity invested by the owners of UIM at April 1, 2004 was US$250,000.

Ms. Kathleen Collins
September 5, 2006
Page 19 of 38



               The Company then proceeded to consider if the equity investment at risk had any of the five characteristics of a VIE, including whether there was insufficient equity investment at risk. In evaluating whether UIM's equity was thinly capitalized, a combined qualitative and quantitative analysis was performed by comparing UIM's equity investment to its expected losses, using the definition of expected losses given in paragraph 8 of FIN 46(R): "A variable interest entity's expected losses are the expected negative variability in the fair value of its net assets exclusive of variable interests."

               First, the Company determined UIM's variability is created primarily by the volume of gaming bets made and winnings paid out (i.e., its net revenues) as based on its gaming licenses, its services, and its software rights, of which the latter two elements are provided by CESL. CESL and UIM's equity investors stand either to lose or to gain from changes in the value of the gaming business and thus each have a variable interest in the entity. The Company considered the capital of UIM, US$250,000, as of April 1, 2004, in relation to UIM's projected 12-month revenues, which were approximately US$10 million immediately after the sale, and determined that the expected losses derived from the negative variability of a business with US$10 million in revenues could likely exceed US$250,000. The conclusion from this qualitative analysis was that UIM may be thinly capitalized and not able to absorb all of the expected losses. Accordingly, UIM would qualify as a VIE.

               The Company also conducted a quantitative analysis by referencing paragraph 9(c) of FIN 46(R), which states that the equity investment at risk can be presumed to be sufficient if it exceeds the estimate of the entity's expected losses based on reasonable quantitative evidence. If the expected losses of UIM were greater than the fair value of the total equity investment at risk, UIM would qualify as a VIE. Based on UIM's business model, the Company prepared an extensive quantitative analysis using historical metrics and financial forecasts for the entire contract term, primarily focusing on the expected loss and returns derived from the variability of UIM's revenue, winning payout and commission payments to various marketing partners. Results of the analysis showed the expected losses for the software licensing contract period to be US$4.173 million, which was greater than the fair value of the UIM equity investment. Based on the above qualitative and quantitative analyses, the Company determined UIM to be a VIE.

Ms. Kathleen Collins
September 5, 2006
Page 20 of 38



               Determine which party is the primary beneficiary:
               -------------------------------------------------

               Having determined that UIM is a VIE, the Company then considered whether it was a primary beneficiary of UIM. The Company first identified whether there were other variable interest holders in UIM.

               Per UIM's business model, other than CESL, UIM's success relies on the various Web site operators that provide URLs or links to UIM to attract players and increase the gaming play. Each of the Web site operators (the "partners") is assigned a unique URL link for the purpose of tracking players tagged to the partner's account. Wager, game outcome and activities are tracked on an account-by-account basis and a partner is paid based on a fixed percentage of revenue made through its account, net of winnings payout (i.e., net gaming revenue, "NGR"). The percentage typically ranges from 20 percent to 25 percent and is negotiated on a case-by-case basis. If the profits or volumes reach certain thresholds, a higher percentage is applied to the NGR as incentives. When these combined players lose more than they win, the partner earns money based on the negotiated percentage. If the players win more than they lose, the gaming Web site is losing money. The contract states under this situation, the amount of the loss is therefore a "negative balance" and is carried forward to the next period. The partner will have to make up the negative balance before the partner starts earning profits again. The term of the contract is indefinite as long as partners exercise good Web site manners, i.e., they do not engage in any unsavory, intrusive, deceitful, deceptive, pernicious, obnoxious or socially irresponsible practices. Based on the 2002 to 2004 historical records, the overall partner fees were
               25.7 percent of NGR. Approximately 3,000 Web site operators entered the partner program with UIM as of December 31, 2004.

               In determining whether the partners are other service providers or variable interest holders of UIM, the Company evaluated the partners against service provider criteria set forth in FIN 46(R).

               Paragraph B22 of FIN 46(R) states: "Service contracts with hired service providers other than the entity's decision maker are not variable interests if all three conditions below are met:

Ms. Kathleen Collins
September 5, 2006
Page 21 of 38



               a. The fees are compensation for services provided and are commensurate with the level of effort required to provide those services.

               b. Substantially all of the fees are at or above the same level of seniority as other operating liabilities of the entity that arise in the normal course of the entity's activities, such as trade payables.

               c. The service contracts are subject to cancellation provisions that are customary for such contracts and there is an adequate number of qualified replacement service providers."


               The fees paid to partners are not deemed to be variable interests as they are akin to normal operating liabilities whose market rates are based upon profitability metrics. These fees are seen as creators of variability within the entity since they are critical to the determination of the future value of the business and therefore are not considered variable interests of the entity for the purposes of the April 1, 2004 FIN 46(R) analysis.

               As a result, CESL is the only variable interest holder that shares in the expected loss and expected residual return with UIM's equity investors.

               Identify the primary beneficiary of UIM:
               ----------------------------------------

               A quantitative analysis was performed by the Company to determine UIM's primary beneficiary. The Company is prepared to submit a summary of this quantitative analysis to the Staff, if such detailed analysis is requested. The expected loss and expected residual returns based on the Company's detailed calculations are summarized in the following schedule:


(in US$ thousands)



  ---------------------------------------------------------------------------------------------------------
                 CESL                         UIM Equity Investor                       Total
  ---------------------------------------------------------------------------------------------------------
   Expected Losses       Expected      Expected Losses      Expected      Expected Losses      Expected
                     Residual Returns                   Residual Returns                   Residual Returns
  ---------------------------------------------------------------------------------------------------------
        (2,593)             2,593           (4,173)            4,173           (6,766)            6,766
  ---------------------------------------------------------------------------------------------------------
         38.3%              38.3%            61.7%             61.7%           100.0%            100.0%
  ---------------------------------------------------------------------------------------------------------


Ms. Kathleen Collins
September 5, 2006
Page 22 of 38



               Management's calculation showed UIM's equity investor absorbed an expected loss of US$4.173 million, or 61.7 percent of total expected loss on the gaming business. However, considering the fact that UIM's equity at risk was only US$250,000, which was insufficient to absorb the expected loss as calculated, UIM's equity investor was deemed not the primary beneficiary. CESL then became the primary beneficiary and under paragraph 14 of FIN 46(R), CESL should consolidate UIM.

               Subsequent to the initial analysis performed as of April 1, 2004, there have been no substantial changes to the capital structure and business of UIM. As of December 31, 2004 and 2005, UIM's capital increased to US$414 thousand and US$564 thousand, respectively, primarily as a result of increases in retained earnings. The Company refers to paragraph 15 of FIN 46(R) for a list of specific events that would trigger a reconsideration of CESL's primary beneficiary status, none of which has occurred that would cause the Company to believe its primary beneficiary status has changed. During 2005, UIM launched a new product line under the same master software agreement with CESL. The new product line called for a different revenue sharing percentage which was determined based on certain services provided to UIM. As this arrangement increased CESL's exposure to UIM's expected loss, the Company believes that this does not constitute a reconsideration event. Nevertheless, the Company continued to conduct a quantitative analysis using the same methodology from the prior year and confirmed the conclusions it had reached in 2004.

          6. If you continue to believe that consolidation of UIM is appropriate, then tell us what consideration you have given to enhancing your Item 4 Information of the Company disclosures to include a discussion of the main categories of products sold and/or services performed by this entity. Indicate any significant new products and/or services that have been introduced and, to the extent the development of new products or services has been publicly disclosed, give the status of development. In this regard, we note that UIM launched its new online casino website everestcasino.com in October 2005. See
               Item 4.B of Form 20-F.

               The Company notes the Staff's comment and respectfully advises the Staff as follows: The Company does not beneficially own any equity interest in UIM and cannot otherwise exercise any control over it. As

Ms. Kathleen Collins
September 5, 2006
Page 23 of 38



               a result, the extent of the information on UIM and its business available to the Company is limited. While UIM in each of 2004 and 2005 has provided access to its financials to the Company and its auditors for the purposes of preparing the Company's annual consolidated financial results, the Company does not have full access to all corporate documents and materials of UIM and does not have any contractual rights to gain such access.

               Nevertheless, the Company included in its Form 20-F a substantial discussion regarding UIM. This information included, among other disclosures, risk factors relating to UIM's business, competition information relating to UIM's industry and regulatory information. In addition, the Company included a brief description of UIM in the section entitled "Our Licensee" on page 24 of its Form 20-F.

               With respect to the Staff's suggestion to include a discussion regarding new products introduced by UIM, the Company advises the Staff as follow: UIM operates online casinos and virtual poker rooms through a number of Web sites. While each of these Web sites carries a unique appearance and theme, the services provided by each one of them are substantially similar. The Company therefore believes that a description of each of UIM's Web sites would not be helpful for investors. The Company further believes that the launching of UIM's new Web site (www.everestcasino.com) in 2005 that is referenced in the Staff's comment did not include any expansion of UIM's business and that this Web site was not materially different from UIM's existing Web sites. It is therefore the Company's view that a discussion of this launch is not necessary.

               Notwithstanding the above, and in light of the Staff's comment, the Company proposes to amend its Form 20-F by replacing the paragraph entitled "Our Licensee" on page 24 with the following disclosure:

Our Licensee

               Our software entertainment business is dependent upon Ultra Internet Media, S.A. ("UIM"), our sole licensee. The following is a brief description of UIM's business. Since we have no equity interest in UIM and do not exercise any control over it, the information below has been obtained from publicly available sources, and in part was provided to us by officers of UIM. Though we have no reason to

Ms. Kathleen Collins
September 5, 2006
Page 24 of 38



               believe the information below is inaccurate, we could not independently verify the accuracy thereof.

               UIM is an online entertainment operator that provides online gaming services, including online casinos and virtual poker rooms. By utilizing our software, UIM offers these services through several Web sites, including Everest Casino (www.everestcasino.com) and Everest Poker (www.everestpoker.com). While each of these Web sites carries a unique appearance and theme, the services provided by each of them is substantially similar. UIM markets its Web sites, in part, through Affiliated Web Attractions' "United Partner Program" (www.affiliatedweb.com), which also utilizes our software. Under this program, private and commercial owners of Web sites are invited to place on their Web sites banners containing links to UIM's Web sites, in return for fees based on the revenues generated by users that have been directed to UIM's Web site from such banners. Our software package also includes the platform to operate this aspect of the business.

               UIM is located in and operates exclusively from computer servers located in the Kahnawake Territory in Canada under a gaming license issued by the Kahnawake Gaming Commission, subject to continuing compliance with applicable licensing requirements. See "--- Regulation --- Regulation Relating to Online Gaming." In addition to licensing our software, we provide UIM with application services and consulting services for its Internet property and infrastructure, including Web site design, payment gateways and database and operating systems, in return for a fixed percentage of UIM's gross receipts.

               While we have no equity shareholding in UIM, we consolidated UIM's assets, liabilities and results of operations as of and for the nine months ended December 31, 2004 and for the year ended December 31, 2005 in our consolidated financial statements in accordance with the requirements under FIN 46(R). See Item 5 -- "Operating and Financial Review and Prospects -- Overview -- Consolidation of UIM Under FIN 46(R)" for additional information. We are entitled to fees from UIM based upon its revenues.

Ms. Kathleen Collins
September 5, 2006
Page 25 of 38



Note 4.  Divestiture, page F-18
-------------------------------

7. We note that in September 2005 you completed the sales of your music distribution business. Tell us how you considered disclosing the carrying amounts of the major classes of assets and liabilities included in the disposal group as required by paragraph 47(a) of SFAS 144.

         Sale of the Company's music distribution business was authorized by a board resolution on September 15, 2005 and completed by September 30, 2005. As of December 31, 2004, the Company had no plan to sell its music distribution business and the criteria for being classified as held for sale had not been met. Consequently, no specific disclosure pursuant to paragraph 47(a) of SFAS 144 was necessary as of December 31, 2004. The Company proposes to amend its Form 20-F by adding the following language to Footnote No. 4 to its financial statements:


         Major classes of assets and liabilities which comprised the music distribution business at the date of disposal included:

Ms. Kathleen Collins
September 5, 2006
Page 26 of 38


      -----------------------------------------------------------------

                                                      (in US$ thousands)
      -----------------------------------------------------------------

      Cash (including restricted cash)                           3,098
      -----------------------------------------------------------------

      Accounts receivable                                        1,842
      -----------------------------------------------------------------

      Inventory                                                  6,679
      -----------------------------------------------------------------

      Other current assets                                         683
      -----------------------------------------------------------------

      Property and equipment                                     1,666
      -----------------------------------------------------------------

      Intangible assets                                          4,689
      -----------------------------------------------------------------

      Other assets                                               1,553
      -----------------------------------------------------------------

                               Total assets                     20,210
      -----------------------------------------------------------------

      Accounts payable                                          11,239
      -----------------------------------------------------------------

      Other liabilities                                          1,945
      -----------------------------------------------------------------

                               Total liabilities                13,184
      -----------------------------------------------------------------


Note 21.  Related Party Transactions, page F-35
-----------------------------------------------

8. We note that you previously issued warrants to Microsoft and that Microsoft returned the warrants unexercised in September 2004. Tell us the circumstances surrounding the issuance of these warrants, including the date of issuance, a description of the significant components of the transaction, the number of shares subject to issuance under the warrants, whether any shares were issued in connection with the warrants and how you accounted for the warrants with reference to the authoritative accounting literature applied.

         On October 27, 1999, the Company entered into a share and warrant purchase agreement (the "Warrant Agreement") with Microsoft Corporation ("Microsoft"). Pursuant to the Warrant Agreement, the Company agreed to issue four million common shares to Microsoft, at a price of US$8.75 per share, for an aggregate amount of US$35

Ms. Kathleen Collins
September 5, 2006
Page 27 of 38



          million, and a warrant (the "Warrant") which entitled Microsoft to purchase up to 10 million shares of the Company's common shares, at a price of US$6.60 per share. In return, Microsoft agreed to enter into business agreements with the Company to cooperate on the following:

          a. Provide, host and maintain a narrowband MSN portal for Internet access customers in Taiwan, and include some of the Company's content on such portal.

          b. Co-market the Company's broadband service products to narrowband MSN portal end users.

          c.   Co-brand with the Company a broadband MSN portal.

          d. Jointly develop shopping channels with the Company on both the narrowband and broadband portals.

          e. Jointly explore cable and other media business and broadband Internet-related business opportunities in the Greater China region.

          f. Not to acquire any equity interest in any broadband cable ISP company which was an affiliate of the Company's major competitors in Taiwan.


         The major terms and conditions surrounding the Warrant were specified in the Warrant Agreement, which are summarized as follows:

          a. Issuance date and expiration date: The Warrant was issued on November 23, 1999 and expired five years from the issuance date, which was November 23, 2004. The Warrant was exercisable upon issuance.

          b. Exercise price: The initial exercise price was US$6.60 and was subject to adjustments for dilutions, such as stock dividends, stock splits and capital restructurings, on a pro rata basis. Additionally, if prior to the Warrant expiration date, the Company issued any additional shares for a per share price below the Warrant exercise price, the exercise price was to have been reduced to the per share price of the additional shares. The maximum number of share purchasable by

Ms. Kathleen Collins
September 5, 2006
Page 28 of 38



               exercising the Warrant was 10 million shares, subject to anti-dilution adjustment.

          c. Transfer of the Warrant: With the exception that Microsoft could assign the Warrant to any entity controlled by or under common control with Microsoft, the Warrant was not transferable.

          d. Change in control: In the event of capital reorganization, merger, consolidation with another entity or the sale of all or substantially all of the Company's assets, Microsoft was entitled to receive stock, securities, cash or assets that the common shareholders were entitled to receive.

          e. Dissolution, liquidation or wind-up: At any time prior to the exercise of the Warrant, if the Company dissolved, liquidated or executed a wind-up of its affairs, Microsoft was entitled, upon the exercise of this Warrant, to receive the same kind and amount of assets or liquidating distribution with common shareholders on a proportionate basis.

          f. Anti-dilution: In the event that the Company paid any special dividend or, other than in the ordinary course of business, made any other distribution to its common shareholders in the form of cash or property other than stock dividend, Microsoft could elect either a) to adjust the exercise price to reflect such distribution, or b) to receive a dilution fee equal to the amount of the special dividend or distributions Microsoft would have been entitled to receive had the Warrant been exercised for common shares.

         No shares were issued in connection with the Warrant.

         In respect of the Staff's question of how the Company accounted for the Warrant, the Company refers the Staff to the Company's responses to Comment 9, in which the Company provides a detailed discussion of the basis of accounting for the Warrant with reference to the authoritative accounting literature.

9. Tell us how you accounted for the Microsoft warrants. Specifically, tell us how the Company determined that the warrants meet the scope except of paragraph 11(a) of SFAS 133. Provide us with your analysis of the warrants using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 in

Ms. Kathleen Collins
September 5, 2006
Page 29 of 38



          support of your classification of the warrants as permanently equity. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements. We may have further comments.

          The Company accounts for the Warrant and the business cooperation with Microsoft in accordance with the guidance of EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." That is, the fair value of the Warrant was used to account for the intangible assets acquired related to the business cooperation. The fair value of the Warrant in the amount of approximately US$48.2 million (NT$1,543 million) was calculated based on the Black-Scholes valuation model with the following assumptions: fair value per common share of US$8.75 dollars, expected volatility of 44 percent, dividend yield of 0, risk-free interest rate of 6 percent and an expected life of five years. The intangible assets were fully written off as of December 31, 2002.

          In response to the Staff comment on whether the Warrant meets the scope of exception of paragraph 11(a) of SFAS 133, the Company first evaluated if the Warrant met the definition of derivative under paragraphs 6-9 of SFAS 133. Paragraph 6 of SFAS 133 states, in part, that:

          A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

          a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

          b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

          c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for

Ms. Kathleen Collins
September 5, 2006
Page 30 of 38



               delivery of an asset that puts the recipient in a position not substantially different from net settlement.

          The Company determined that the Warrant met conditions a) and b) above in that a) the Warrant contained both an underlying (i.e., the price of the stock that is to be purchased), as well as a notional amount (i.e., the number of shares of common stock), and that b) the initial net investment was smaller than the market price of the underlying shares on the date the Warrant was issued.

          In evaluating whether the Warrant met the net settlement criteria in
          c) above, the Company considered the three net settlement methods outlined in paragraph 57(c) of SFAS 133 (i.e., contractual net settlement, market mechanism that facilitates net settlement, or readily convertible to cash). The Company determined the first two net settlement methods were not applicable since 1) the Warrant Agreement did not implicitly or explicitly require or permit any gains and losses on the Warrant to be settled in cash, assets or shares, and 2) the Warrant was not transferable outside Microsoft and entities under its common control did not effect the net settlement of the Warrant Agreement through a market mechanism.

          The Company considered the third and last method of net settlement, which would have been fulfilled if the Warrant's underlying shares were readily convertible to cash. Prior to the Company's IPO in February 2000, the Warrant's underlying shares were not publicly traded and therefore, during the period of the Warrant issuance date (November 1999) to the Company's IPO (February 2000), the Warrant did not qualify as a derivative.

          Subsequent to the Company's IPO in February 2000, the Warrant met the definition of a derivative and the Company then analyzed whether the Warrant Agreement met the scope exception criteria of paragraph 11(a) of SFAS 133, which states, in part, that:


          The reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

          a.   Contracts issued or held by that reporting entity that are both
               (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position.

Ms. Kathleen Collins
September 5, 2006
Page 31 of 38



          The Company considered that paragraph 11(a)(1) had been met as the exercise price was indexed only to its own stock price.

          As to paragraph 11(a)(2), regarding whether the Warrant was classified in stockholders' equity if exercised or settled, paragraphs 12-32 of EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," ("EITF 00-19") were considered. The following summarizes the Company's considerations:

               a. Cash settlement outside the Company's control: Except for a change in control and final dissolution which would have resulted in cash settlement, the Warrant Agreement did not include any provision which required or permitted the Company to cash settle (net cash or physical) the Warrant. Cash settlement was permitted in the same manner and in the same form of consideration made available to common shareholders upon a change in control and final dissolution of the Company. In the event of special dividend payments or, other than in the ordinary course of business, any other distributions to common shareholders in the form of cash or property other than stock dividend, Microsoft could have elected either a) to adjust the exercise price to reflect such distribution or b) to receive a dilution fee equal to the amount of the special dividend or distributions Microsoft would have been entitled to receive had the Warrant been exercised for common shares. However, neither of these would have made the Warrant cash settled. Accordingly, equity classification criteria under paragraphs 12 - 13, 25 and 27 - 28 of EITF 00-19 was met.

               b. Settlement in unregistered shares: The Warrant Agreement permitted the Company to settle the Warrant using either unregistered or registered shares. Accordingly, the equity classification criteria under paragraphs 14 - 18 of EITF 00-19 was met.

               c. Sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative could remain outstanding: At the time of entering the Warrant Agreement, the Company had authorized shares of 80 million. The table below shows that, after deducting the outstanding shares and other commitments to issue its shares,

Ms. Kathleen Collins
September 5, 2006
Page 32 of 38



                   the Company had sufficient authorized and unissued shares available to settle the Warrant Agreement during its five-year contract period. Accordingly, criteria set forth in paragraph 19 of EITF 00-19 were met.




                                                                                         Number of Shares
                                                                                        (In thousands of shares)
      Authorized shares                                                                         80,000
      Less: Outstanding shares as of November 23, 1999                                          ( 36,000)
      Less: Shares sold to Microsoft pursuant to the Share and Warrant Purchase Agreement       (  4,000)
      Less: Shares issuable pursuant to the 1999 Employee Share Option Plan                     (  2,000)
      Less: Shares issued in Feb.  2000 in connection with the IPO                              ( 10,154)
      Less: Shares issuable pursuant to the 2002 Employee Share Option Plan                     (  3,000)
      Less: Shares issuable pursuant to the 2004 Employee Share Option Plan                     (  7,000)
      Less: Shares issuable pursuant to the 2004 Employee Share Purchase Plan                   (  2,000)
                                                                                        -----------------------------
      Remaining authorized shares                                                                 15,846
                                                                                        =============================
      Maximum shares issuable upon the exercise of the Warrant                                    10,000
                                                                                        =============================



               d. Explicit limit on the number of shares to be delivered in a share settlement: Paragraph 20 of EITF 00-19 indicates "if the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company." Per the Warrant Agreement, except for the standard anti-dilution adjustments, the maximum number of shares issuable to the holder of the Warrant was capped at 10 million shares. Thus, criteria set forth in paragraphs 20-24 of EITF 00-19 were met.

               e. Cash payment to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (i.e., "top-off" or "make-whole" provisions): The Warrant Agreement did not contain top-off or make-whole provisions to reimburse the

Ms. Kathleen Collins
September 5, 2006
Page 33 of 38



                   Warrant holder for any losses it incurred or to transfer to the Company the gains it recognized on the differences between the settlement date value and the value received by the Warrant holder in subsequent sales of the shares. Therefore, criteria set forth in paragraph 26 of EITF 00-19 were met.

               f. Higher priority than the common shareholders in the event of the company's bankruptcy: If a contract gives the counterparty any of the rights of a creditor in the event of the company's bankruptcy, equity classification is precluded. The Warrant Agreement did not give the holder of the Warrant rights that ranked higher than those of common shareholders. Rather, at any time prior to the exercise of the Warrant, if the Company had dissolved, liquidated or wound up its affairs, the Warrant holder would have been entitled, upon the exercise of the Warrant, to receive the same kind and amount of assets or liquidating distribution with common shareholders on a proportionate basis. Accordingly, the conditions set forth in paragraphs 29 - 31 of EITF 00-19 were met.

               g. Requirement to post collateral at any point or for any reason: According to paragraph 32, "a requirement to post collateral of any kind (other than the company's shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore would preclude equity classification of the contract." Due to the fact that no collateral was required under the Warrant Agreement, the criteria in paragraph 32 of EITF 00-19 were met.

          Based on the above long-form analysis of paragraphs 12-32 of EITF 00-19, the Company believed that the Warrant met all the conditions set forth in the preceding paragraphs, that the Warrant met the scope exception criteria of 11(a) of SFAS 133 and thus classified the Warrant in shareholders' equity.


General
-------

10. We note that the Company filed a Form S-8 on October 8, 2004. Tell us what consideration your independent auditors, GHP Horwath, P.C., gave to including a consent in the Company's

Ms. Kathleen Collins
September 5, 2006
Page 34 of 38



          Form 20-F for incorporation of their audit opinion in the open registration statement.

          The Company will amend its Form 20-F to include signed consents from its independent auditors, GHP Horwath, P.C. for incorporation of their audit opinion in the open registration statement.


Form 6-K Filed on March 24, 2006 and Form 6-K Filed on May 17, 2006
-------------------------------------------------------------------

11. We note that you have presented a non-GAAP measure that you refer to as EBITDA, and that you define this measure as earnings before interest, taxes, depreciation, amortization and minority interest. Tell us what consideration you have given to the guidance in Question 14 of the FAQ Regarding the Use of Non-GAAP Financial Measures which states that measures that are calculated differently than those described as EBIT and EBITDA, in the adopting release should not be characterized as "EBIT" or "EBITDA." Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. In this regard, you should either discontinue the use of the term EBITDA in connection with the presentation of this non-GAAP financial measure or calculate EBITDA in the same manner as described in the adopting release. Please advise.

          As noted, the Company had used, in its earning release which was furnished on Form 6-K, a definition of EBITDA which differs from the definition described in Question 14 of the FAQ Regarding the Use of Non-GAAP Financial Measures (the "FAQs"), insofar as it excluded income from discontinued operations, as well as minority interests. The Company used that definition based on its belief that it provided meaningful supplemental information regarding its operating performance by excluding income from discontinued operations, which is non-recurring, and minority interest, which is non-cash and not indicative of the operating performance of its business.

          The tables below present EBITDA calculated in the same manner as described in the FAQs, compared to the definition used by the Company in its earning releases furnished to the Commission in its March 24, 2006 and May 17, 2006 Form 6-K filings:

Ms. Kathleen Collins
September 5, 2006
Page 35 of 38




--------------------------------------------------------------------------------------------------

                           GIGAMEDIA RESULTS - MARCH 24, 2006 FORM-6K
--------------------------------------------------------------------------------------------------

(in US$ thousands)                           FY05         FY04        4Q05        4Q04       3Q05
--------------------------------------------------------------------------------------------------

Earnings before interest, taxes,           12,018        6,947       3,771       1,188      3,037
depreciation, amortization and
minority interests, excluding
discontinued operations
--------------------------------------------------------------------------------------------------

EBITDA                                     11,714        7,212       3,452       1,826      3,023
--------------------------------------------------------------------------------------------------

Difference                                    304         (265)        319        (638)        14
--------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------

                            GIGAMEDIA RESULTS - MAY 17, 2006 FORM-6K
--------------------------------------------------------------------------------------------------

(in US$ thousands)                                                 1Q06         1Q05         4Q05
--------------------------------------------------------------------------------------------------

Earnings before interest, taxes, depreciation,                    4,916        2,128        3,771
amortization and minority interests, excluding
discontinued operations
--------------------------------------------------------------------------------------------------

EBITDA                                                            4,803        2,474        3,452
--------------------------------------------------------------------------------------------------

Difference                                                          113         (346)         319
--------------------------------------------------------------------------------------------------



          The Company believes that the differences between the EBITDA as defined in the FAQs and the EBITDA as used in the Company's earning releases were immaterial in each of the FY 2005 and FY 2004 periods (2.6 percent in fiscal year 2005 and 3.7 percent in fiscal year
          2004).

          As discussed above, the Company believes that its presentation of EBITDA complied in all material respects with the requirements of Regulation G as the Company explained the reasons for including it and provided a clear reconciliation to the most comparable GAAP measurement.

          However, in light of the Staff's comment, the Company has decided, going forward, to present EBITDA in the same manner as defined in the FAQs as well as to enhance its disclosure regarding the use of Non-GAAP measures. The Company refers the Staff to its earnings release for the second quarter of fiscal year 2006, furnished on Form

Ms. Kathleen Collins
September 5, 2006
Page 36 of 38



          6-K on August 10, 2006, in which the Company has already implemented such decision and has presented EBITDA in the same manner as defined in the FAQs and has included a more enhanced disclosure regarding its use of Non-GAAP measures.

12. Furthermore, tell us how you considered Questions 8 and 15 of Frequently Asked Questions Regarding the Use of the Non-GAAP Financial Measures to include the following disclosures for each unique non-GAAP financial measure included your Forms 6-K:

          o The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

          o The economic substance behind management's decision to use such a measure;

          o The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

          o The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

          o The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

          Please see the Company's response to Comment No. 11 as it relates to the use of EBITDA by the Company.

          In addition, the Company provided non-GAAP consolidated operating income from continuing operations that excludes share-based compensation charges based on its belief that it provided meaningful supplemental information allowing investors to more easily compare the results to prior periods.

          As stated in the Company's May 17, 2006 Form 6-K filing, effective January 1, 2006, the Company adopted the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), using the modified-prospective transition method. Thus, in sum, the

Ms. Kathleen Collins
September 5, 2006
Page 37 of 38



          Company believes that the exclusion of stock-based compensation enhanced the comparability of results against prior periods.

          The Company provided non-GAAP consolidated net income excluding share-based compensation charges based on its belief that it provided a more meaningful comparison of the results between reporting periods.

          In addition, the Company had noted in its disclosures that non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. Reconciliations to the GAAP equivalents of the non-GAAP financial measures were provided in the Form 6-K filings.

          Notwithstanding the above, the Company has decided, going forward, to enhance its disclosure regarding the use of Non-GAAP measures. In that respect, the Company refers the Staff to its earning release for the second quarter of fiscal year 2006, furnished on Form 6-K on August 10, 2006, in which the Company has already implemented such decision and has presented EBITDA in the same manner as defined in the FAQs and has included a more enhanced disclosure regarding its use of Non-GAAP measures.


                                    * * * *

Ms. Kathleen Collins
September 5, 2006
Page 38 of 38





     In connection with its responses to the Staff's comments, the Company acknowledges that:

          o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

          o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action in respect of the filing; and

          o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding the responses to the Staff's comments, or require additional information, please contact the undersigned at
(886) 2 3518 1101 or Alec P. Tracy in Skadden Arps' Hong Kong office at (852) 3740 4710. You may also contact Skadden, Arps' New York Office at (212) 735 3000 and ask to be transferred.

                                                     Sincerely,



                                                     /s/ Arthur M. Wang
                                                     Chief Executive Officer


cc:   Alec P. Tracy, Esq.
      Skadden, Arps, Slate, Meagher & Flom LLP

      Thomas T. Hui
      Chief Financial Officer
      GigaMedia Limited